26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong
Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

March 2, 2018

CONFIDENTIAL

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	M17 Entertainment Limited
Confidential Submission of Draft Registration Statement on Form F-1

Dear Sir or Madam:

On behalf of our client, M17 Entertainment Limited (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting the Company’s draft Registration Statement on Form F-1 (the “Registration Statement”) relating to a proposed initial public offering in the United States of American Depositary Shares (“ADSs”), representing the Company’s ordinary shares, which have a par value of US$0.0001 per share. The ADSs are expected to be listed on the New York Stock Exchange or NASDAQ Global Select Market. Subject to market conditions and the resolution of the comments of the staff of the Commission (the “Staff”) on the Registration Statement, the Company expects to file a preliminary prospectus with a price range and commence its marketing efforts in May 2018.

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended. In accordance with the procedures of the Securities and Exchange Commission (the “Commission”) for emerging growth companies, the enclosed draft Registration Statement is being submitted to the Staff in draft form and for the Staff’s review on a confidential basis.

If you have any questions regarding the Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Ben James at ben.james@kirkland.com, +852 3761 3412 (work) or +852 5183 3813 (cell).

PARTNERS:   Pierre-Luc Arsenault3 | Lai Yi Chau | Henry M.C. Cheng6 | Justin M. Dolling6 | David Patrick Eich1,5,6 | Liu Gan2 | Damian C. Jacobs6 | Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Nicholas A. Norris6 | Derek K.W. Poon3,6 | Paul S. Quinn | Richard C.C. Sharpe6 | Jesse D. Sheley# | Arthur K.H. Tso | Li Chien Wong | Judy W.C. Yam | David Yun6 | Jacqueline B.N. Zheng3,6

REGISTERED FOREIGN LAWYERS:   Daniel J. Abercromby6 | Damien Coles6 | Meng Ding3 | Daniel Dusek3 | David M. Irvine6 | Hao-Chin Jeng3 | Benjamin W. James4 | Cori A. Lable2 | Xiaoxi Lin3 | Daniel R. Lindsey6 | Daniel A. Margulies6 | Peng Qi3 | Robert P.H. Sandes6 | Wenchen Tang3 | Xiaoyao Yin3 | David Zhang3 | Yue Zhang3

ADMITTED IN:   1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Texas (U.S.A.); 5 State of Wisconsin (U.S.A.); 6 England and Wales; # non-resident

Beijing Boston Chicago Houston London Los Angeles Munich New York Palo Alto San Francisco Shanghai Washington, D.C.

Thank you for your time and attention.

Very truly yours,

/s/ David T. Zhang

David Zhang

Enclosure

c.c.                              Shang Koo, Chief Financial Officer

Ben James, Esq., Partner, Kirkland & Ellis International LLP

Chien-Yeh Hsu, Partner, PricewaterhouseCoopers, Taiwan

Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP